July 24, 2015

Via EDGAR United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Premier Exhibitions, Inc. (CIK#: 0000796764; File No. 000-24452)
Preliminary Proxy Statement

Ladies and Gentlemen,

Premier Exhibitions, Inc. (“Premier”) has filed a preliminary proxy statement and form of proxy card pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and plans to solicit proxies from its shareholders to (1) approve an amendment to Premier’s Amended Articles of Incorporation to create the Special Voting Shares; (2) approve the issuance of shares of Premier common stock as consideration for the Merger, including the Merger Shares, the shares issuable upon the exchange of the Exchangeable Shares, and shares potentially issuable as Future Contingent Payments; (3) approve the issuance of shares of Premier common stock upon the conversion of the Convertible Note; and (4) approve the adjournment or postponement of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve and adopt any of Proposals 1 through 3.

Pursuant to the contractual restrictions in the Merger Agreement, Premier is required to hold a shareholder meeting and to obtain shareholder approval for the proposals set forth above by the end of September 2015, which would necessitate Premier to print and mail definitive proxy materials no later than in August 2015. We would appreciate if your review could accommodate Premier’s timeline.

If you have any questions or comments regarding this filing, please call me at (216) 566-8928.

Respectfully,

/s/ Jurgita Ashley

Jurgita Ashley

Jurgita.Ashley@ThompsonHine.com   Fax: 216.566.5800   Phone: 216.566.8928